Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

RIDGEWOOD UK, LLC

December 31, 2005, 2004 and 2003
(As restated)

C O N T E N T S
Page

Report of Independent Certified Public Accountants	3

Consolidated Financial Statements
Consolidated Balance Sheets	4
Consolidated Statements of Operations and Comprehensive Loss	5
Consolidated Statement of Changes in Members’ Equity	6
Consolidated Statements of Cash Flows	7
Notes to Consolidated Financial Statements	8 - 30

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Members
Ridgewood UK, LLC

We have audited the accompanying consolidated balance sheets of Ridgewood UK, LLC (a Delaware limited liability company) as of December 31, 2005, 2004 and 2003, and the related consolidated statements of operations, changes in members’ equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood UK, LLC as of December 31, 2005, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements as of and for the years ended December 31, 2004 and 2003 have been restated as discussed in Note B to the consolidated financial statements.

/s/ GRANT THORNTON LLP
Edison, New Jersey
August 17, 2007

Ridgewood UK, LLC

CONSOLIDATED BALANCE SHEETS

December 31,

ASSETS	2005	2004	2003
		(Restated)	(Restated)

Current assets
Cash and cash equivalents	$6,690,531	$20,225,132	$30,633,809
Restricted cash	3,152,526	3,228,453	2,649,442
Trade receivables	2,653,881	2,412,790	1,813,385
Unbilled receivables	4,752,530	3,785,614	2,423,100
Due from affiliates	363,610	-	-
Inventory	746,454	834,326	465,037
Other current assets	272,989	527,012	559,532

Total current assets	18,632,521	31,013,327	38,544,305

Property, plant and equipment, net	51,909,397	52,047,733	34,919,329
Electricity sales contracts, net	13,368,107	16,606,790	18,072,484
Deferred financing costs	480,840	674,728	760,070

Total assets	$84,390,865	$100,342,578	$92,296,188

LIABILITIES AND MEMBERS' EQUITY

Current liabilities
Accounts payable	$1,791,970	$1,567,704	$3,296,639
Accrued expenses	6,704,547	4,011,382	3,405,412
Long-term debt - current portion	1,878,494	1,892,775	1,562,974
Capital lease obligations - current portion	4,057,189	2,080,668	1,175,455
Construction advances - current portion	577,807	341,933	338,004
Due to affiliates	439,113	661,392	1,912,998

Total current liabilities	15,449,120	10,555,854	11,691,482

Long-term debt - noncurrent portion	16,936,447	21,065,125	21,193,099
Capital lease obligations - noncurrent portion	26,897,522	23,602,085	9,693,293
Construction advances - noncurrent portion	23,263,877	35,685,487	34,178,955
Deferred income taxes	1,104,709	960,391	876,571
Other noncurrent liabilities	1,380	59,113	505,024
Minority interest	362,279	1,344,844	2,028,102

Total liabilities	84,015,334	93,272,899	80,166,526

Commitments and contingencies

Members’ equity	375,531	7,069,679	12,129,662

Total liabilities and members’ equity	$84,390,865	$100,342,578	$92,296,188

The accompanying notes are an integral part of these financial statements.

Ridgewood UK, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years ended December 31,

	2005	2004	2003
		(Restated)	(Restated)

Power generation revenue	$32,359,236	$22,877,685	$13,729,298

Cost of revenues	29,326,410	20,295,280	13,446,592

Gross profit	3,032,826	2,582,405	282,706

Operating expenses
General and administrative expenses	200,994	551,573	605,021
Impairment of property, plant and equipment	635,084	500,346	296,033

Total operating expenses	836,078	1,051,919	901,054

Income (loss) from operations	2,196,748	1,530,486	(618,348)

Other (expense) income
Interest income	328,498	373,337	184,558
Interest expense	(5,188,353)	(3,603,930)	(2,131,302)
Loss on sale-leaseback	(202,551)	(880,387)	-

Total other expense, net	(5,062,406)	(4,110,980)	(1,946,744)

Loss before income taxes and minority interest	(2,865,658)	(2,580,494)	(2,565,092)

Income tax expense (benefit)	261,118	10,298	(234,787)

Net loss before minority interest	(3,126,776)	(2,590,792)	(2,330,305)

Minority interest in the loss of CLP	385,352	293,018	322,532

Net loss	(2,741,424)	(2,297,774)	(2,007,773)

Foreign currency translation adjustment	(448,341)	710,511	1,442,695

Comprehensive loss	$(3,189,765)	$(1,587,263)	$(565,078)

The accompanying notes are an integral part of these financial statements.

Ridgewood UK, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

Years ended December 31, 2005, 2004 and 2003

			Accumulated other	Total
	Members’	Retained	comprehensive	members’
	capital	deficit	income (loss)	equity

Members’ equity balance as of January 1, 2003, as restated	$22,215,959	$(5,264,075)	$12,315	$16,964,199

Net loss	-	(2,007,773)	-	(2,007,773)
Foreign currency translation adjustment	-	-	1,442,695	1,442,695
Cash distributions	-	(4,269,459)	-	(4,269,459)

Members’ equity balance as of December 31, 2003, as restated	22,215,959	(11,541,307)	1,455,010	12,129,662

Net loss	-	(2,297,774)	-	(2,297,774)
Foreign currency translation adjustment	-	-	710,511	710,511
Cash distributions	-	(3,472,720)	-	(3,472,720)

Members’ equity balance as of December 31, 2004, as restated	22,215,959	(17,311,801)	2,165,521	7,069,679

Net loss	-	(2,741,424)	-	(2,741,424)
Foreign currency translation adjustment	-	-	(448,341)	(448,341)
Cash distributions	-	(3,504,383)	-	(3,504,383)

Members’ equity balance as of December 31, 2005	$22,215,959	$(23,557,608)	$1,717,180	$375,531

The accompanying notes are an integral part of this financial statement.

Ridgewood UK, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

	2005	2004	2003
		(Restated)	(Restated)
Cash flows from operating activities
Net loss	$(2,741,424)	$(2,297,774)	$(2,007,773)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	6,232,599	5,291,820	3,674,843
Amortization of deferred financing costs	128,885	141,396	131,491
Impairment of property, plant and equipment	635,084	500,346	296,033
Deferred income taxes	261,118	10,298	(129,962)
Loss on sale-leaseback	202,551	880,387	-
Minority interest in CLP	(385,352)	(293,018)	(322,532)
Changes in assets and liabilities
Trade receivables	(527,783)	(426,561)	2,018,462
Unbilled receivables	(1,450,897)	(1,104,208)	(2,228,325)
Inventory	(1,324)	(314,465)	(69,932)
Other current assets	209,205	75,261	(514,556)
Accounts payable	414,463	(1,905,881)	2,055,247
Accrued expenses	3,295,713	311,941	1,451,856
Due to/from affiliates, net	(585,762)	41,860	155,387
Other noncurrent liabilities	(54,402)	(464,200)	385,220
Total adjustments	8,374,098	2,744,976	6,903,232

Net cash provided by operating activities	5,632,674	447,202	4,895,459

Cash flows from investing activities
Restricted cash	75,927	(579,011)	(619,791)
Capital expenditures	(11,179,552)	(16,698,046)	(13,762,962)

Net cash used in investing activities	(11,103,625)	(17,277,057)	(14,382,753)

Cash flows from financing activities
Proceeds from construction advances	-	12,100,122	41,473,868
Repayment of capital lease obligations	(340,564)	(893,618)	(295,725)
Repayments of term loan	(1,788,724)	(1,610,669)	(1,140,205)
Distributions to minority interest	(556,137)	(641,074)	(424,298)
Distributions to members	(3,504,383)	(4,615,239)	(3,126,938)

Net cash (used in) provided by financing activities	(6,189,808)	4,339,522	36,486,702

Effect of exchange rate on cash and cash equivalents	(1,873,842)	2,081,656	2,738,755

Net (decrease) increase in cash and cash equivalents	(13,534,601)	(10,408,677)	29,738,163

Cash and cash equivalents, beginning of year	20,225,132	30,633,809	895,646

Cash and cash equivalents, end of year	$6,690,531	$20,225,132	$30,633,809

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$5,601,353	$4,318,923	$2,494,199

Supplemental disclosures of noncash investing and financing activities:
Equipment acquired under nonaffiliated capital leases	$-	$727,610	$559,355
Construction advances converted to capital leases	8,337,276	14,083,446	10,582,075
Noncash sale of 50% interest in the Spanish Business	-	-	1,370,564
Distribution to members declared in 2003 but paid in 2004	-	-	1,142,519
Distribution to minority member declared in 2003 but paid in 2004	-	-	143,799

The accompanying notes are an integral part of these financial statements.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

NOTE A - DESCRIPTION OF BUSINESS

On May 26, 1999, Ridgewood UK, LLC (the “Company”) was formed as a New Jersey limited liability company and was re-domiciled to Delaware on December 24, 2002.  The business of the Company is the extraction of methane-containing gas from landfill sites in England, Scotland and Wales, the use of that gas as fuel for generating electricity, and the sale of that electricity.  The Company has no predetermined life or end date.

On June 30, 1999, Ridgewood Electric Power Trust V (“Trust V”) contributed $16,667,567 to the Company; and the Company’s wholly-owned subsidiary, Ridgewood UK Ltd. (“UK Ltd.”), a limited company registered in England and Wales, purchased from CLP Envirogas, Ltd. (formerly Combined Landfill Projects, Ltd.) six landfill gas power plants with a combined electrical generation capacity of 15.1 megawatts (“MW”) located in the United Kingdom.  At the time of the purchase, UK Ltd. and CLP Envirogas, Ltd. also agreed to the terms on which UK Ltd. would purchase additional projects then under development by CLP Envirogas, Ltd., should such projects be successfully developed.

In 2001, The Ridgewood Power Growth Fund (“Growth Fund”) contributed $5,817,006 to the Company in return for an equity share of 30.4% of the Company.  Trust V and the Growth Fund (collectively, the “Trusts”) are Delaware business trusts managed by Ridgewood Renewable Power LLC (“RRP”) as their Managing Shareholder.

During the three-month period ended March 31, 2001, UK Ltd. purchased an additional four projects with combined generating capacity of 4.6MW.  On October 16, 2001, UK Ltd., through the issuance of approximately 24% of its shares and the payment of $2,000,000 cash, acquired certain of the assets and liabilities of CLP Services, Ltd., CLP Development, Ltd. and CLP Envirogas, Ltd. (collectively, the “Management and Development Companies”) and the equity and debt of certain landfill gas projects (the “UK Merger”).  As a result of the UK Merger, UK Ltd. acquired the ability to develop and operate landfill gas-fueled electricity-generating facilities in the UK, as well as the development rights to a number of such projects.  The seller in the UK Merger was Arbutus Energy Ltd. (Jersey) (“Arbutus”), which became the minority interest holder of UK Ltd. following the UK Merger.  UK Ltd. was renamed CLPE Holdings Ltd. (“CLP”) in 2001.

In the UK Merger, UK Ltd. received plant and equipment valued at approximately $4,201,000, a 50% equity interest in a landfill gas electricity generation business based in Spain valued at approximately $744,000, cash of $454,000 and other assets with an approximate value of $1,000,000.  UK Ltd. also assumed liabilities of approximately $3,058,000.  UK Ltd. assigned a value of $6,781,000 to the electricity sales contracts and other intangibles acquired, which are being amortized over the remaining life of the underlying electricity sales contracts.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE A (continued)

As part of the UK Merger, the Company also acquired a 50% ownership in each of CLP Organogas SL, which owns a 2MW plant located in Seville, Spain, and CLP Envirogas, SL, a management and development services company also located in Seville, Spain (collectively, the “Spanish Business”).  Effective January 1, 2003, the Company transferred its interest in the Spanish Business to Arbutus in return for a portion of the minority interest in CLP then held by Arbutus.  As a result of the transaction, the Company increased its ownership in CLP from 76% to 88%.

As of December 31, 2005, CLP owned landfill methane gas-fired electric generating projects in the United Kingdom with an installed capacity of approximately 48.7MW.  Projects representing approximately 26.5MW sell electricity under long-term contracts to the Non-Fossil Purchasing Agency (“NFPA”), a not-for-profit organization that purchases electricity generated by certain renewable power projects on behalf of large English electric utilities.  Projects representing approximately 22.2MW qualify for the UK government’s Renewable Obligation incentive program (“RO”) and sell their output under short-term contracts.

Beginning in 2002, the Company began to develop sites capable of qualifying for the UK’s RO.  The RO program requires electricity suppliers serving end-users in the UK to obtain renewable obligation certificates (“ROCs”) to demonstrate that a minimum portion of their electricity supply portfolio was generated by producers meeting the qualifications of the RO.  In order to fund the development and construction of these projects, the Company entered into a series of agreements with affiliated entities that agreed to provide financing.  The affiliated entities providing this funding, Ridgewood Renewable PowerBank LLC, Ridgewood Renewable PowerBank II LLC, Ridgewood Renewable PowerBank III LLC and Ridgewood Renewable PowerBank IV LLC (collectively, the “PowerBank Funds”), are managed by RRP.  Terms of the agreements between the CLP and each of the PowerBank Funds are substantially the same and each provides for the PowerBank Funds to make construction advances to CLP in exchange for interest during construction and streams of fixed and variable lease payments once the financed projects go into operation (the “PowerBank Arrangements”) as discussed in Note H.

All projects subject to Non-Fossil Fuel Obligation (“NFFO”) are owned by the Company.  Each PowerBank Fund holds title to the electricity-generating equipment of the projects funded by that PowerBank Fund.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE B - RESTATEMENT OF FINANCIAL STATEMENTS

The Company has identified a series of adjustments that have resulted in the restatement of the previously issued financial statements for the years ended December 31, 2004 and 2003.  Certain items in previously issued consolidated financial statements have been reclassified for comparative purposes and have no effect on net loss.

The following table presents the effects of the restatement adjustments upon the Company’s previously reported balance sheet and statement of operations as of December 31, 2004:

	December 31, 2004
		Adjustments
	Previously
	reported	Reclass	Other adjustments		Restated

Balance Sheet
ASSETS
Current assets	$30,790,976	$(8,841)	$231,192	(D)	$31,013,327
Noncurrent assets	70,485,487	(45,975)	(1,110,261)	(A) (B) (C) (E)	69,329,251

Total assets	$101,276,463	$(54,816)	$(879,069)		$100,342,578

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	$10,669,975	$(103,759)	$(10,361)	(F) (G)	$10,555,855
Noncurrent liabilities	81,398,188	48,943	(74,929)	(H) (J)	81,372,202
Minority interest	1,423,814	-	(78,970)	(I)	1,344,844
Members’ equity	7,784,486	-	(714,809)		7,069,677

Total liabilities and members’ equity	$101,276,463	$(54,816)	$(879,069)		$100,342,578

Statement of Operations

Power generation revenue	$22,776,328	$(3,111)	$104,468	(D)	$22,877,685
Cost of revenues	20,484,901	(39,968)	(149,653)	(A) (C) (G)	20,295,280

Gross profit	2,291,427	36,857	254,121		2,582,405

Operating expenses	528,422	-	523,497	(A) (B) (F)	1,051,919

Income (loss) from operations	1,763,005	36,857	(269,376)		1,530,486

Other expense, net	(3,659,025)	(36,857)	(415,098)	(C) (E) (J)	(4,110,980)

Loss before income taxes and minority interest	(1,896,020)	-	(684,474)		(2,580,494)

Income tax expense (benefit)	168,670	-	(158,372)	(H)	10,298

Net loss before minority interest	(2,064,690)	-	(526,102)		(2,590,792)

Minority interest in the loss of CLP	222,034	-	70,984	(I)	293,018

Net loss	$(1,842,656)	$-	$(455,118)		$(2,297,774)

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE B (continued)

(A)
In periods prior to 2003, the Company did not recognize intangible assets and the related amortization expense properly.  As a result, the Company decreased intangible assets, accumulated amortization, beginning members’ equity, cumulative translation adjustments (“CTA”) and amortization expense by $334,179, $104,526, $194,712, $46,549 and $11,607, respectively, during 2004.  The Company recognized additional impairment losses of $274,916 and $296,033 for the years ended December 31, 2004 and 2003, respectively.

(B)
The Company reviewed the previously reported construction-in-process (“CIP”) on a site-by-site basis, and noted that certain CIP balances were irrecoverable.  As a result of this error, the Company recognized an additional impairment loss of $225,431, which resulted in a decrease in property, plant and equipment of $236,971 and CTA of $11,540.

(C)
Originally, the Company did not properly recognize a loss on a sales-leaseback transaction.  In 2004, the Company recorded an adjustment by increasing other expenses by $880,388 and decreasing property, plant and equipment, accumulated amortization, cost of revenues, and CTA by $925,437, $14,104, $13,418 and $44,363, respectively.

(D)
The Company did not properly recognize power generation revenue of $119,146 and $112,046 in 2004 and 2003, respectively.  As a result, in 2004, the Company increased accounts receivable by $231,192, power generation revenue by $104,468, beginning members’ equity by $103,039 and CTA by $23,685.

(E)
Originally, the Company netted interest earned on funds borrowed to finance CIP against interest expense and improperly capitalized the net amount as opposed to the gross interest expense.  As a result, the Company recorded adjustments in 2004 by increasing CIP, interest income, beginning members’ equity and CTA by $905,502, $440,638, $376,174 and $88,690, respectively.

(F)
The Company underaccrued $23,150 and $97,498 of accounting fees for the years ended December 31, 2004 and 2002, respectively.  As a result, the Company recorded an increase in accrued expenses and general and administrative expenses of $120,648 and $23,150, respectively, and a decrease in beginning members’ equity of $97,498.

(G)
The Company overaccrued cost of revenues by $131,008.  To correct the over-statement, the Company recorded an adjustment to decrease accrued expenses by $131,008, cost of revenues by $124,628, with an offsetting increase of $6,380 to CTA.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE B (continued)

(H)
The Company recorded the deferred income tax impact of the adjustments noted above by decreasing deferred tax liabilities, income tax expense, beginning members’ equity and CTA by $33,544, $158,372, $112,852 and $11,976, respectively.

(I)
To correct the overstatement of minority interest resulting from the adjustments stated above, the Company recorded a decrease in minority interest, and minority interest in income of CLP and CTA of $78,971 and $70,983, respectively, and increased members’ equity and CTA by $4,354 and $3,634, respectively.

(J)
The Company overstated long-term capital lease obligations.  As a result, the Company recorded a decrease in long-term capital lease obligations of $41,385 and an increase in interest income, beginning members’ equity and CTA of $24,651, $13,135 and $3,599, respectively.

The following table presents the effects of the restatement adjustments upon the Company’s previously reported balance sheet and statement of operations as of December 31, 2003:

	December 31, 2003
		Adjustments
	Previously
	reported	Reclass	Other adjustments		Restated

Balance Sheet

ASSETS
Current assets	$39,129,585	$(697,326)	$112,046	(B)	$38,544,305
Noncurrent assets	53,899,002	(1,756)	(145,363)	(A) (C)	53,751,883

Total assets	$93,028,587	$(699,082)	$(33,317)		$92,296,188

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	$12,307,232	$(713,248)	$97,498	(D)	$11,691,482
Noncurrent liabilities	66,324,343	14,166	108,433	(E) (G)	66,446,942
Minority interest	2,030,568	-	(2,466)	(F)	2,028,102
Members’ equity	12,366,444	-	(236,782)		12,129,662

Total liabilities and members’ equity	$93,028,587	$(699,082)	$(33,317)		$92,296,188

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE B (continued)

	December 31, 2003
		Adjustments
	Previously
	reported	Reclass	Other adjustments		Restated

Statement of Operations

Power generation revenue	$13,713,905	$(87,646)	$103,039	(B)	$13,729,298
Cost of revenues	13,633,056	(173,294)	(13,170)	(A)	13,446,592

Gross profit	80,849	85,648	116,209		282,706

Operating expenses	545,567	59,454	296,033	(A)	901,054

(Loss) income from operations	(464,718)	26,194	(179,824)		(618,348)

Other expense, net	(2,309,065)	(26,194)	388,515	(C) (G)	(1,946,744)

Loss before income taxes and minority interest	(2,773,783)	-	208,691		(2,565,092)

Income tax (benefit) expense	(347,639)	-	112,852	(E)	(234,787)

Net (loss) income before minority interest	(2,426,144)	-	95,839		(2,330,305)

Minority interest in the (income) loss of CLP	335,996	-	(13,464)	(F)	322,532

Net (loss) income	$(2,090,148)	$-	$82,375		$(2,007,773)

(A)
The Company recognized an additional impairment loss of $296,033 for the year ended December 31, 2003.  As a result, in 2003, the Company decreased electricity sales contracts of $321,908, with an offsetting decrease of $25,875 to CTA.  In addition, in periods prior to 2003, the Company did not recognize intangible assets and amortization expense properly.  As a result, the Company reduced intangible assets, accumulated amortization, beginning members’ equity, CTA and amortization expense by $315,390, $78,394, $220,844, $29,322 and $13,170, respectively.

(B)
The Company did not properly recognize power generation revenue of $112,046 correctly in 2003.  As a result, the Company increased accounts receivable, power generation revenue and CTA by $112,046, $103,039 and $9,007, respectively.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE B (continued)

(C)
The Company initially netted interest earned on funds borrowed to finance CIP against interest expense and improperly capitalized the net amount as opposed to the gross interest expense.  An adjustment was recorded to increase CIP, interest income and CTA by $413,540, $375,382 and $38,158, respectively.

(D)
The Company underaccrued $97,498 of accounting fees for the year ended December 31, 2002.  To correct the understatement during 2003, the Company recorded an increase in accrued expenses and a decrease in beginning members’ equity of $97,498.

(E)
The Company recorded the deferred income tax impact of the adjustments noted above by increasing income tax expense by $112,852 and deferred tax liabilities by $122,716, with an offsetting decrease of $9,864 to CTA.

(F)
To correct the overstatement of minority interest resulting from the adjustment stated above, the Company recorded a decrease in minority interest, minority interest in the loss of CLP and CTA of $2,465, $13,464, and $1,177, respectively, and increase in members’ equity of $17,106.

(G)
The Company overstated interest expense by $13,135.  The overstatement was corrected by recording a decrease in interest expense of $13,135 and other current liabilities of $14,283, with an offsetting increase of $1,148 to CTA, during 2003.

The Company restated 2002 amounts by decreasing members’ equity as of January 1, 2003 by $318,339.  The following is the summary of adjustments recorded that were made to members’ equity as of January 1, 2003: (a) overstatement of intangibles of $220,842 and (b) underaccrual of accounting fees of $97,498.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries.  All material intercompany transactions have been eliminated and the minority interest of Arbutus has been provided for in consolidation.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE C (continued)

2.	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.  On an ongoing basis, the Company evaluates its estimates, including bad debts, recoverable value of property, plant and equipment, intangible assets and recordable liabilities for litigation and other contingencies.  The Company bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

3.	Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities when purchased of three months or less to be cash and cash equivalents.  All cash deposits are held in foreign banks and cash balances with banks as of December 31, 2005, 2004 and 2003 exceed UK insured limits by $8,439,000, $20,560,000 and $33,026,000, respectively.

4.	Trade Receivables

Trade receivables are recorded at invoice price in the period in which the related revenues are earned, and do not bear interest.  No allowance for bad debt expense was provided based upon historical write-off experience, evaluation of customer credit condition and the general economic status of the customers.

5.	Inventory

Inventory primarily consists of spare parts and materials used in the Company’s operations.  Inventories are stated at the lower of cost and net realizable value.  An allowance is established for slow moving items on the basis of management’s review and assessment of inventory movements.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE C (continued)

6.	Revenue Recognition

Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the electricity sales contracts.  Any adjustments needed to reflect actual volumes delivered are made when the actual volumetric information subsequently becomes available.  Final adjustments do not vary significantly from estimates.

7.	Foreign Currency Translation

The British pound sterling is the functional currency of the Company’s operating subsidiaries.  The consolidated financial statements of the Company’s non-United States subsidiaries are translated into United States dollars using current rates of exchange, with gains or losses included in the foreign currency translation adjustment account in the members’ equity section of the consolidated balance sheets.  The cumulative foreign currency translation adjustment, which represents total accumulated other comprehensive income is included in members’ equity.

8.	Impairment of Long-Lived Assets and Intangibles

The Company evaluates intangibles and long-lived assets, such as property, plant and equipment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.  The determination of whether an impairment has occurred is made by comparing the carrying value of an asset to the estimated undiscounted cash flows attributable to that asset.  If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the estimated fair value of the asset, which is based on the estimated future cash flows discounted at the estimated cost of capital.

9.	Deferred Financing Costs

The Company capitalizes financing costs and amortizes them using the straight-line method, over the term of the related debt.  Amortization of deferred financing costs is included in interest expense.

10.	Property, Plant and Equipment

Property, plant and equipment, consisting of land, plant and machinery, vehicles, furniture and fixtures and construction-in-process are stated at cost less accumulated depreciation.  Renewals and betterments that increase the useful lives of the assets are capitalized.  Repair and maintenance expenditures are expensed as incurred.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE C (continued)

The Company uses the straight-line method of depreciation over the estimated useful life of the assets:

Plant and machinery	15 years
Vehicles	4 years
Furniture and fixtures	4 years

11.	Sale and Leaseback Transactions

The Company accounts for the sale and leaseback of property, plant and equipment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 98, “Accounting for Leases.”  Losses on sale-leaseback transactions are recognized at the time of sale if the fair value of the property sold is less than the undepreciated cost of the property.  Gains on sale and leaseback transactions are deferred and amortized over the remaining lease term.

12.	Fair Value of Financial Instruments

For the years ended December 31, 2005, 2004 and 2003, the carrying value of the Company’s cash and cash equivalents, trade receivables, unbilled receivables, inventory, accounts payable and accrued expenses approximates their fair value.  The fair value of the long-term debt, calculated using current rates for loans with similar maturities, does not differ materially from its carrying value.

13.	Significant Customers

The Company sells all of the electricity it produces from the project that it owns to the Non- Fossil Purchasing Agency (“NFPA”), a nonprofit organization that purchases electricity generated by renewable sources (such as landfill gas power plants) on behalf of all British utilities in order to meet British environmental protection goals.  Projects subject to PowerBank lease financing arrangements sell their output of electricity and ROCs under short-term contracts entered into from time-to-time.

14.	Unbilled Receivables

Unbilled receivables consist of revenue that has been earned but for which no invoices have been issued by the Company as the meter readings have not been certified by the customer or appropriate regulatory body.  Power generation revenue is recorded in the month of delivery and meter certification can require a period of two to four months in the case of certifications required for the issuance of RO certificates.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE C (continued)

15.	Income Taxes

The Company uses the liability method in accounting for income taxes.  Deferred income tax reflects, where required, the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for tax purposes.  The provision in the accompanying consolidated financial statements is made for UK income taxes and no provision is made for United States income taxes as the income or loss of the Company is passed through and included in the income tax returns of the members.

16.	New Accounting Standards and Disclosures

SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.”  SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.”  This statement changes the requirements for the accounting for, and reporting of, a change in accounting principle and applies to all voluntary changes in accounting principle, as well as changes pursuant to accounting pronouncements that do not include transition rules.  Under SFAS No. 154, changes in accounting principle must be applied retrospectively to prior periods’ financial statements, or the earliest practicable date, as the required method for reporting a change in accounting principle.  The Company adopted SFAS No. 154 effective December 15, 2005, and accordingly restated the consolidated financial statements, as described in Note B.

NOTE D - IMPAIRMENT OF LONG-LIVED ASSETS

The Company performed impairment assessments for each of the years ended December 31, 2005, 2004 and 2003, using a discounted cash flow valuation methodology, and noted that the carrying value exceeded the estimated fair value of the asset.  As a result, the Company recorded impairments of plant and equipment of $635,084, $500,346 and $296,033 for the years ended December 31, 2005, 2004 and 2003, respectively.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE E - PROPERTY, PLANT AND EQUIPMENT

At December 31, 2005, 2004 and 2003, property, plant and equipment at cost and accumulated depreciation were:

	2005	2004	2003
		(Restated)	(Restated)

Property, plant and equipment	$51,876,483	$51,410,620	$34,621,844
Construction in process	14,264,150	11,836,846	7,232,332

	66,140,633	63,247,466	41,854,176

Less accumulated depreciation	(14,231,236)	(11,199,733)	(6,934,847)

	$51,909,397	$52,047,733	$34,919,329

For the years ended December 31, 2005, 2004 and 2003, the Company recorded depreciation expense of $4,486,103, $3,502,046 and $2,087,431, respectively, which is included in cost of revenues.

NOTE F - ELECTRICITY SALES CONTRACTS

At December 31, 2005, 2004 and 2003, the gross and net amounts of electricity sales contracts were:

	2005	2004	2003
		(Restated)	(Restated)

Electricity sales contracts - gross	$22,255,445	$24,716,652	$23,840,783
Less accumulated amortization expense	(8,887,338)	(8,109,862)	(5,768,299)

Electricity sales contracts - net	$13,368,107	$16,606,790	$18,072,484

A portion of the purchase price of the landfill gas power plants was assigned to electricity sales contracts and is being amortized over the duration of the contracts on a straight-line basis.  As of December 31, 2005, the weighted-average remaining life of the contracts was 9 years, with the shortest

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE F (continued)

remaining duration being 1.6 years and the longest remaining duration being 13.6 years.  Electricity sales contracts are more fully described in Note J.  During the years ended December 31, 2005, 2004 and 2003, the Company recorded amortization expense of $1,746,496, $1,789,774 and $1,587,412, respectively, which is included in cost of revenues.  The Company expects to record amortization expense during the next five years as follows:

2006	$1,746,496
2007	1,722,744
2008	1,689,386
2009	1,681,352
2010	1,663,538

NOTE G - LONG-TERM DEBT

The Company has a term loan facility (the “Term Loan”) for the purpose of financing certain of its power generation projects.  Payments under the Term Loan are made semiannually on March 31 and September 30 of each year.  A portion of the Term Loan bears interest at a fixed rate, with the remaining portion bearing interest at rates set from time to time based on a premium over widely recognized indices.  Payments under the Term Loan include amounts of principal and interest such that the Term Loan will be fully repaid by March 31, 2014, its final maturity.  Following is a summary of long-term debt obligations of the Company as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
		(Restated)	(Restated)

Total debt	$18,814,941	$22,957,900	$22,756,073
Less current portion	(1,878,494)	(1,892,775)	(1,562,974)

Total long-term portion	$16,936,447	$21,065,125	$21,193,099

At December 31, 2005, the interest rates applicable to portions of the Term Loan ranged from 5.88% to 7.73%.  At December 31, 2004, the interest rates applicable to portions of the Term Loan ranged from 5.93% to 7.73%.  At December 31, 2003, the interest rates applicable to portions of the Term Loan ranged from 5.48% to 7.73%.  Amounts outstanding under the Term Loan are collateralized by substantially all of the assets of the projects owned by the Company and the underlying Term Loan

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE G (continued)

agreement requires certain of the Company’s subsidiaries to maintain a debt service coverage ratio (as defined in the Term Loan agreement) of 1.35 to 1 as well as certain other ratios.  At December 31, 2005, the Company's outstanding debt was current and in good standing with its bank.

Remaining scheduled principal repayments of long-term debt as of December 31, 2005 are as follows:

2006	$1,878,494
2007	2,020,283
2008	2,049,433
2009	2,215,577
2010	2,391,307
Thereafter	8,259,847

$18,814,941

The terms of the Term Loan provide for the Company to maintain certain cash balances with the lending bank for the purpose of providing for debt service and operations and maintenance reserves equal to six months of such expenses, which is included as restricted cash in the consolidated balance sheets.

NOTE H - CAPITAL LEASE OBLIGATIONS AND CONSTRUCTION ADVANCES

The Company entered into PowerBank Arrangements with Ridgewood Renewable PowerBank LLC on September 12, 2003 and with Ridgewood Renewable PowerBank II LLC, Ridgewood Renewable PowerBank III LLC and Ridgewood Renewable PowerBank IV LLC on September 30, 2004.

Under the terms of the PowerBank Arrangements (see Note A), each PowerBank Fund committed to providing £850,000 per MW of capacity, with each PowerBank Fund committing for a specified amount of capacity.  The PowerBank Arrangements are denominated entirely in British pounds sterling and provide for funds to be advanced to the Company, initially for development and construction financing and, after the project reaches commercial operations, as permanent financing.  During the construction period, the Company pays to the PowerBank Funds providing financing a prorated amount equal to 10% per annum of the advances attributable to projects that have not yet reached commercial operation.  When a project reaches commercial operation, title to the project passes from the Company to the PowerBank Funds that provided the financing for that project and the advances convert from construction advances to long-term financing.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE H (continued)

Under the long-term financing provisions of the PowerBank Arrangements the Company is obligated to make regular fixed payments and formula-based variable payments, the amounts of which are determined by a combination of (i) the output of each plant and (ii) the price received for such output during the periods for which the payments are made.  The PowerBank Arrangements provide for a minimum period of ten years for the permanent financing and can be extended on a project-by-project basis indefinitely by the PowerBank Fund providing the financing.  There are no purchase options or residual guarantee provisions in the PowerBank Arrangements.

The Company accounts for its obligations under the PowerBank Arrangements as either long-term or current (as appropriate) construction advance obligations and, in the case of the permanent financing, as capital lease obligations with a 10-year minimum term and an initial lease obligation of £850,000 per MW.  Should the cost of developing a given project be greater than or less than £850,000 per MW, then the Company will experience a gain or loss on the sale of the project.  Such gains are deferred and taken into cost of revenues over the ten-year minimum lease period, while losses are realized and taken into other income at the time when such losses are considered to be probable.

For the years ended December 31, 2004 and 2003, the Company had received construction advances of $12,100,122 and $41,473,868, respectively, from the PowerBank Funds for the purpose of developing projects with an operating capacity of 37.6MW.  As of December 31, 2005, the Company had commissioned projects with total capacity of 21.3MW.  The following table reflects the construction advances and anticipated capacity development associated with each PowerBank Fund as of December 31, 2005:

	Net funds	Anticipated
	available for	capacity
Fund	construction*	(MW)

PBI	$9,618,503	7
PBII	16,227,833	11.6
PBIII	18,880,696	13
PBIV	9,182,995	6

	$53,910,027	37.6

* In original $US, not impacted by currency translation.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE H (continued)

For the years ended December 31, 2005, 2004 and 2003, the Company paid to the PowerBank Funds construction period interest of $2,805,415, $3,448,064 and $1,417,721, respectively.  The Company capitalized all of the construction period interest charges incurred during construction.  The interest expense component of the capital lease payments made by the Company under the PowerBank Arrangements and included in interest expense on the accompanying consolidated statements of operations, was $3,400,773, $2,026,720 and $564,806 for the years ended December 31, 2005, 2004 and 2003, respectively.

As of December 31, 2005, 2004 and 2003, the Company’s capital lease obligations and construction advances outstanding with the respective PowerBank Funds are as follows:

	2005
	MW	Capital lease	Construction
	Commissioned	obligation	advances

PBI	7	$9,296,887	$-
PBII	10.3	14,776,809	1,901,484
PBIII	4	5,981,084	13,164,120
PBIV	-	-	8,776,080

	21.3	$30,054,780	$23,841,684

	2004 (Restated)
	MW	Capital lease	Construction
	Commissioned	obligation	advances

PBI	7	$10,665,682	$-
PBII	8.6	13,927,555	4,912,830
PBIII	-	-	21,288,930
PBIV	-	-	9,825,660

	15.6	$24,593,237	$36,027,420

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE H (continued)

	2003 (Restated)
	MW	Capital lease	Construction
	Commissioned	obligation	advances

PBI	7	$10,868,748	$-
PBII	-	-	17,536,010
PBIII	-	-	16,980,949

	7	$10,868,748	$34,516,959

In addition to the PowerBank capital lease arrangements, the Company leases certain vehicles and equipment under multiple lease agreements which vary in terms and rates ranging from 7.4% to 8.9%.  At December 31, 2005 and 2004, the capital lease obligation for these assets was $899,931 and $1,089,516, respectively.

Following is a summary of all capital lease obligations at December 31, 2005, 2004 and 2003:

	2005	2004	2003
		(Restated)	(Restated)

Gross payments	$48,173,727	$41,839,579	$17,973,263
Less imputed interest	(17,219,016)	(16,156,826)	(7,104,515)

Total capital lease obligation	30,954,711	25,682,753	10,868,748
Less current maturity	4,057,189	2,080,668	1,175,455

Capital lease obligation - long-term portion	$26,897,522	$23,602,085	$9,693,293

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE H (continued)

At December 31, 2005, remaining scheduled repayments of capital lease obligation principal are as follows:

2006	$4,057,189
2007	2,502,889
2008	2,799,100
2009	3,159,471
2010	3,527,230
Thereafter	14,908,832

$30,954,711

Included in property, plant and equipment are assets under capital lease obligation with a net book value of $23,304,708, $21,173,334 and $8,037,042, respectively.

NOTE I - PURCHASE COMMITMENTS

On November 10, 2003, the Company entered into an equipment purchase agreement with its main supplier for the purchase of the electricity generation equipment constituting the primary element of the projects making up the Company’s future expansion.  The sales price of the equipment was negotiated in euros and the contract allowed the Company to fix the euro price for a substantial portion of its future construction costs.  Foreign currency transaction losses for the years ended December 31, 2005, 2004 and 2003 were $208,984, $21,658 and $29,780, respectively.  As of December 31, 2005, all of the units provided for in the equipment purchase agreement had either been delivered or had been ordered with delivery pending.  A portion of the required payments with respect to 15 engine/generator sets remains outstanding pending full performance by the equipment supplier.  The total of these payment obligations is approximately $4,076,532 at December 31, 2005 and payments are subject to and contingent on supplier performance in subsequent periods.  The Company anticipates that its purchase commitments will be fulfilled over the next two years.  The engines acquired are to be used in the Company’s continued expansion under the RO program pursuant to the PowerBank Fund Arrangements described in Note H.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE J - ELECTRIC POWER SALES CONTRACTS

The Company is committed to sell all of the output from certain of its projects, representing 26.5MWs at December 31, 2005, to the NFPA, a not-for-profit organization that purchases electricity generated by certain renewable power projects on behalf of large British electric utilities.  The electricity prices provided for in these contracts were set at an initial level and are adjusted annually based on general inflation in the UK.  Each contract is specific to a certain project site with contract terms being typically 15 years from the start of commercial operation of the project under contract.  Contracts for certain projects have shorter durations to match expected project life.  Contracts with the NFPA cannot be transferred from their original site.  The Company’s remaining projects, representing 21.3MW at December 31, 2005, are subject to the PowerBank Arrangements and the output from these projects is sold under one-year contracts renegotiated by the PowerBank Funds from time to time.  The pricing, terms and counterparties of these contracts are subject to change and reflect market conditions at the time they are entered into.

NOTE K - LANDFILL GAS AGREEMENTS

Projects of the Company are located on the sites of landfills owned and operated by third parties.  In each case the Company has entered into agreements with the landfill site operators (each a “Gas Agreement”) that give the Company certain rights including the right to occupy the portion of the landfill site required for its electricity generation project (or projects), to build the project to specifications agreed with the landfill site operator, to have access to the project compound, to install, own, operate and maintain a landfill gas collection system and to use the methane-containing gas produced by the landfill site for the purpose of generating electricity.  In exchange, the Company agrees to use its efforts to control the escaping of gas from the landfill and to pay a royalty to the landfill operator.  The landfill gas royalty is typically a percentage of the revenue of the project and may have a fixed payment component.  The terms of the Gas Agreements to which the Company is a party vary but are long-term agreements approximating the expected life of the project to be located on a site.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE L - PROJECT DEVELOPMENT AND OPERATION

The Company develops, operates and maintains all of the projects that it owns, whether outright or subject to the PowerBank Arrangements.  In order to perform these functions the Company employs personnel in a number of functions including site operations, electrical operations, gas collection, site acquisition and administrative functions.  The Company is also responsible for the procurement of spare parts and supplies and for both routine and major maintenance of its facilities.

NOTE M - FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2005, 2004 and 2003, the carrying value of the Company’s cash and cash equivalents, trade receivables, accounts payable and accrued expenses, royalty accrual, long-term debt, capital lease obligations and construction advances approximates their fair value.  The majority of the capital lease obligations and all of the construction advances relate to the sales-lease back agreements between the Company and its affiliated PowerBank Funds.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE N - TRANSACTIONS WITH AFFILIATES

The Company records short-term payables and receivables from other affiliates in the ordinary course of business.  The amounts payable and receivable with the other affiliates do not bear interest.  At December 31, 2005, 2004 and 2003, the Company had outstanding receivables and payables with the following affiliates:

	Due from			Due to
	2005	2004	2003	2005	2004	2003
		(Restated)	(Restated)		(Restated)	(Restated)

Trust V	$-	$-	$-	$244,342	$399,042	$1,166,212
Growth Fund	-	-	-	194,771	262,350	595,837
PowerBank	363,610	-	-	-	-	-
Other	-	-	-	-	-	150,949

	$363,610	$-	$-	$439,113	$661,392	$1,912,998

NOTE O - INCOME TAXES

For the years ended December 31, 2005, 2004 and 2003, the provision for income taxes consists of:

	2005	2004	2003
		(Restated)	(Restated)

Current
Foreign	$-	$-	$(104,825)

Deferred
Foreign	261,118	10,298	(129,962)

Total Foreign	$261,118	$10,298	$(234,787)

Components of the Company’s deferred income tax assets and liabilities as of December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
		(Restated)	(Restated)

Deferred tax liabilities
Depreciation - noncurrent	$1,104,709	$960,391	$876,571

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE O (continued)

The Company and its subsidiaries are not subject to U.S. income tax as they are treated as fiscally transparent entities for U.S. income tax purposes.  The following is a reconciliation of the income tax expense (benefit) computed using the statutory UK income tax rate to the actual income tax expense (benefit) for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
		(Restated)	(Restated)

U.S. Federal income taxes at the statutory rate Income (loss) subject to tax at the UK level (at statutory rate)	-%	-%	-%
Company’s effective tax rate	(9)	-	9

	(9)%	-%	9%

NOTE P - CONTINGENCIES

The Company is subject to legal proceedings involving ordinary and routine claims related to its business.  The ultimate legal and financial ability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements.  Estimates for losses from litigation are disclosed if considered reasonably possible and accrued if considered probable after consultation with outside counsel.  If estimates of potential losses increase or the related facts and circumstances change in the future, the Company may be required to record additional litigation expense.

NOTE Q - SUBSEQUENT EVENTS

On January 23, 2007, the Company entered into an agreement (the “Sale Agreement”) along with Arbutus and the PowerBank Funds (the “Sellers”), and MEIF LG Energy Limited (the “Buyer”) as buyer.  At that time, the Company owned 88% of the issued and outstanding shares of CLP and the remaining 12% of CLP was owned by Arbutus.  On February 22, 2007, the Company completed the sale (the “Sale”) of all of the issued and outstanding shares of CLP.

Under the Sale Agreement, the Buyer agreed to buy (i) 100% of the issued and outstanding shares (the “Shares”) of CLP from Ridgewood UK and Arbutus, and (ii) substantially all of the assets (the “Assets”) of the PowerBanks.  The Assets and the Shares constitute all the landfill gas business located in the United Kingdom of the Company and of the PowerBank Funds.

Ridgewood UK, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003

NOTE Q (continued)

In accordance with the Sale Agreement, at closing, the Buyer paid an aggregate purchase price for the Shares and the Assets of £117.8 million ($229.5 million), subject to a working capital adjustment that resulted in an increase to the purchase price of approximately £4.2 million ($8.2 million).  After adjustment, the purchase price for the Shares was approximately £25.1 million ($48.9 million), of which approximately £22.1 million ($43.1 million) was attributable to the shares sold by the Company.  Taking into account payments made to the Company pursuant to certain sharing arrangements with the PowerBanks, the total gross sales proceeds to the Company were approximately £27.6 million ($53.8 million).

On February 23, 2007, the Manager caused a portion of the sales proceeds to be converted from sterling into U.S. dollars, which was done at the rate of 1.9483 U.S.  dollars for each pound sterling.  On March 27, 2007, a subsequent conversion took place at an exchange rate of 1.9604 U.S. dollars for each pound sterling.  While certain transactions remain to be made that will require dollar/sterling conversions, management of the Fund does not expect the exchange rates of these conversions to have a material effect on the Company.

The Sellers gave a number of warrantees and indemnities to the Buyer in connection with the Sale that are typical of such transactions.  Should there be a breach or breaches of the warrantees or should an indemnifiable event occur, the Buyer could make claims against the Sellers including the Company.  Management of the Company does not believe there is a material likelihood that such a claim will arise or that, should such a claim arise, the Company would incur a material liability.  This belief is based, in part, on the Sellers having purchased warrantee and indemnity insurance to minimize such risk and no reserves or escrow will be provided for the contingent liability represented by these warrantees and indemnities.  The Company has distributed all but a nominal amount of the sale proceeds to its members.